سلطنة عُمان
وزارة التجارة والصناعة

Oman عُمان
الخدمات التجارية الحكومية
Government Business Services
business.gov.om

Sultanate of Oman
Ministry of Commerce and Industry

شهادة تسجيل تجاري

تشهد أمانة السجل التجاري بأن

أوماجين ش م م

OMAGINE L L C

قد سجل/سجلت تحت رقم سجل تجاري 1080151 بتاريخ 2009/11/23

الشكل القانوني : شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)

المركز الرئيسي: محافظة مسقط/بوشر/العذيبة الجنوبية

وذلك وفقا لأحكام قانون السجل التجاري رقم 74/3م الصادر بتاريخ 1974/5/14م وتعديلاته, واحكام قانون تنظيم و تشجيع الصناعة رقم 79/1م الصادر بتاريخ 1979/1/4م

ملاحظات:

أمانة السجل التجاري

1. تنتهي صلاحية هذه الشهادة بتاريخ **2014/11/22**
2. هذه الشهادة لإثبات التسجيل, وفي حالة طلب معلومات مفصلة يرجع إلى نسخة التسجيل المفصلة المصدقة من أمانة السجل التجاري
3. يجب تقديم طلب التجديد خلال مدة لا تتجاوز الشهر التالي لانتهاء مدة القيد طبقا للقرار الوزاري رقم 1986/121م وتعديلاته

طبعت هذه الشهادة بواسطة: باسم علي تميم الوهيبي بتاريخ: 2011/09/13

Oman عُمان

الخدمات التجارية الحكومية
Government Business Services
business.gov.om

سلطنة عُمان
وزارة التجارة والصناعة

Sultanate of Oman
Ministry of Commerce and Industry

CR Number 1080151 | 1080151 **رقم السجل التجاري**

Commercial Name OMAGINE LLC
الاسم التجاري أوماجين ش م م

Legal Status L.L.C (Subject To Foreign Investment Rules)
الشكل القانوني شركة محدودة المسؤولية(خاضعة لقانون الاستثمار الاجنبي)

Head Q Muscat Governorate/Bawshar/South Aludhaybah
المركز الرئيسي محافظة مسقط/بوشر/العذيبة الجنوبية

P.O.Box: 708 **Postal Code:** 115
ص.ب: 708 **رمز بريدي:** 115

Telephone: **Fax:**
هاتف: **فاكس:**

Email:
البريد الإلكتروني:

Establishment Date: 23/11/2009 **Duration:** Unlimited
تاريخ التأسيس: 2009/11/23 **المدة:** غير محدد

Registration Date: 23/11/2009
تاريخ التسجيل التجاري : 2009/11/23

Expiry Date: 22/11/2014
تاريخ انتهاء السجل التجاري: 2014/11/22

Fiscal Year End: 31/12
تاريخ انتهاء السنة المالية: 12/31

Cash Capital: 150,000 **Kind Capital:** 0
رأس المال النقدي: 150,000 **رأس المال العيني:** 0

Total Capital (Omani Riyal): 150,000
رأس المال الكلي (بالريال العماني): 150,000

No. of Shares: 1500000
عدد الأسهم: 1500000

Share Value : 0.100
قيمة السهم: 0.100

Percentage of Foreign Investment: 70.00
نسبة الإستثمار الأجنبي: 70.00

Foreign Company Name
اسم الشركة الأجنبية

Legal Status of Mother Company
الشكل القانوني للشركة الأم

Country of Origin:
البلد الأصلي:

Branches and Commercial Activities
الفروع و الأنشطة التجارية المسجلة

Commercial Activities Registered in Headquarter
الأنشطة التجارية المسجلة بالمركز الرئيسي

452001:Building and construction contract (general constructions of residential and non-residential buildings).	452001:مقاولات البناء والتشييد (أنشاءات عامة للمباني السكنية والغير سكنية)
701002:Renting and operating self-owned or leased real estate (residential and non-residential)	701002:إدارة وتأجير العقارات المملوكة أو المؤجرة (السكنية وغير السكنية)
749913:Management of (showrooms,tourist and industrial projects)	749913:ادارات (الصالات , المشاريع السياحة, المشاريع الصناعية)
551005:Banqueting and ceremony halls and palaces	551005:قصور وصالات الأفراح

أمانة السجل التجاري

2011/09/13

مستخرج الشهادة :
باسم علي تميم الوهيبي

E-mail : info@mocioman.gov.om: البريد الإلكتروني - Ministry Website : www.mocioman.gov.om: موقع الوزارة
Investors Services Department Website: www.business.gov.om: موقع دائرة خدمات المستثمرين
Call Center : 24162900: مركز الاتصال

CR Number 1080151 | **رقم السجل التجاري** 1080151

701001:Buying, selling and subdividing real estate into lots. | 701001:شراء وبيع الأراضي والعقارات وتقسيمها

Name | **الاسم** شركة اتحاد المقاولين العمانية ش م م

Commercial Registration Number: 1118005 | **رقم السجل التجاري:** 1118005

Limited Liability Partner | شريك محدود المسؤولية

Num. and Percentage Shares: 75000 (5.00)% | (5.00)% 75000 **عدد ونسبة الحصص :**

Name | **الاسم** اوماجين انك

Nationality: United States of America | **الجنسية:** الولايات المتحدة الأمريكية

Limited Liability Partner | شريك محدود المسؤولية

890000 (59.33)% | (59.33)% 890000 **عدد ونسبة الحصص :**

Name | **الاسم** جورني اوف لايت دروهان

Nationality: United States of America | **الجنسية:** الولايات المتحدة الأمريكية

Limited Liability Partner | شريك محدود المسؤولية

10000 (0.67)% | (0.67)% 10000 **عدد ونسبة الحصص :**

Name | **الاسم** مكتب شؤون البلاط السلطانى

Nationality: Oman | **الجنسية:** عمان

Limited Liability Partner | شريك محدود المسؤولية

375000 (25.00)% | (25.00)% 375000 **عدد ونسبة الحصص :**

Name | **الاسم** شركة إتحاد شركات المقاولات اس إية

Nationality: Panama | **الجنسية:** بنما

Limited Liability Partner | شريك محدود المسؤولية

150000 (10.00)% | (10.00)% 150000 **عدد ونسبة الحصص :**

Authorized Managers and Signatories | أسماء المفوضين بالإدارة و التوقيع

أمانة السجل التجاري

2011/09/13

مستخرج الشهادة :

باسم علي تميم الوهيبي

CR Number 1080151 — 1080151 **رقم السجل التجاري**

Name — **الاسم** فرانسيس جوسيف دروهان

Nationality: United States of America	**الجنسية:** الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 430642682	**نوع الهوية:** جواز سفر **رقم الهوية:** 430642682
Designation: Authorized Manager - Solely	**صفة التفويض:** مدير مفوض - منفردا
Authorization Type: Full	**نوعية التفويض:** كلي
Authorization Limit: Unlimited	**حدود التفويض:** غير محدد
Notes:	**ملاحظات:**
Registration Date: 11/23/2009	**تاريخ التسجيل :** 2009/11/23

Name — **الاسم** سام همدان

Nationality: United States of America	**الجنسية:** الولايات المتحدة الأمريكية
ID Type: Passport **ID Number:** 452054653	**نوع الهوية:** جواز سفر **رقم الهوية:** 452054653
Designation: Authorized Partner - Solely	**صفة التفويض:** شريك مفوض - منفردا
Authorization Type: Full	**نوعية التفويض:** كلي
Authorization Limit: Unlimited	**حدود التفويض:** غير محدد
Notes:	**ملاحظات:**
Registration Date: 06/19/2011	**تاريخ التسجيل :** 2011/06/19

مستخرج الشهادة :
باسم علي تميم الوهيبي

أمانة السجل التجاري
2011/09/13